

March 10, 2011

Joseph E. Royce
President and Chief Executive Officer
c/o TBS Shipping Services, Inc.
612 East Grassy Sprain Road
Yonkers, NY 10710

> **Re: TBS International plc**
> **Registration Statement on Form S-1**
> **Filed February 14, 2011**
> **File No. 333-172236**

Dear Mr. Royce:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note there are outstanding comments on your Confidential Treatment Application (CF No. 26266) filed on February 3, 2011. Please note that all comments must be resolved and the CT Order granted before we act on a request for acceleration regarding your Form S-1.

Exhibit 5.1

2. In Section 1.3, please delete the qualifications contained in Sections 1.3(b) and 1.3(c) and the concluding paragraph of Section 1.3 in its entirety.

3. In Section 1.6, please delete the concluding phrase "at the date hereof" or, alternatively, confirm that the opinion will be dated as of effectiveness. Please also revise Section 5 accordingly.

4. In the first sentence of Section 2, please revise to delete the phrase "and to any matters not disclosed to us."

5. Please revise Section 2.2 to state that when the Rights are offered and issued that they will constitute legal, valid and binding obligations of the company or advise as to why such opinion is unnecessary.

6. In Section 3, please delete the assumptions contained in Sections 3.1, 3.3, 3.4, 3.7(ii), 3.10, 3.11, 3.12, 3.13, 3.14, 3.15, 3.16 and 3.17. We view these statements as legal conclusions that should be opined upon by legal counsel.

7. Please revise Section 4 to clearly consent to being named in the registration statement. In this regard, we note that Arthur Cox is named in the section of the prospectus titled "Legal Matters."

Exhibit 5.2

8. In the fourth paragraph, please delete the phrase "and subject to the assumptions stated and in reliance on statements of fact contained in the documents that we have examined."

9. We note that the opinion is limited to the laws of the State of New York. Please confirm the purpose of the foregoing opinion given that the company is incorporated in Ireland and given that the subscription rights and the issuance of any underlying shares would be governed by the laws of Ireland.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: Steven R. Finley
    Gibson, Dunn & Crutcher LLP
    Fax: (212) 351-5226